SECUI  ION

12061935

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67229

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S. Goldman Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue , 34th floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald Jaeger — 212-404-5732
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MLGW, LLP
(Name – *if individual, state last, first, middle name*)

462 Seventh Avenue	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sheldon Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S. Goldman Advisors, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME THIS 2 DAY OF April 2012.

BY

NOTARY PUBLIC

Notary Public

Signature

Senior Managing Director

Title



TOULA LIVANOS
Notary Public - State of New York
NO. 01LI4868263
Qualified in New York County
My Commission Expires

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S. GOLDMAN ADVISORS, LLC AND SUBSIDIARY

CONTENTS



462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301

Certified Public Accountants and Business Advisors

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Member of
S. Goldman Advisors, LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of S. Goldman Advisors, LLC and Subsidiary (the "Company") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the financial position of S. Goldman Advisors, LLC and Subsidiary as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

MLGW, LLP

New York, New York
February 23, 2012

S. GOLDMAN ADVISORS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 932,734
Fees receivable	86,938
Property and equipment net of accumulated depreciation of $127,221	429,626
Organization costs, net of accumulated amortization of $82,355	77,042
Prepaid expenses and other assets	734,818
Total Assets	$ 2,261,158

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and other liabilities	$ 619,842
Minority interest in net assets of subsidiary	186,823
Member's equity	1,454,493
Total Liabilities and Member's Equity	$ 2,261,158

The accompanying notes are an integral part of this consolidated financial statement.

S. GOLDMAN ADVISORS, LLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

1. ORGANIZATION AND NATURE OF BUSINESS

S. Goldman Advisors, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a single member limited liability company and continues indefinitely until it is terminated. The member's liability is limited. The Company provides investment banking and financial advisory services principally related to mergers and acquisitions, equity restructuring and public offerings and private placements of debt and equity.

S. Goldman Asset Management, LLC ("SGAM") was formed as a limited liability Company pursuant to the Delaware Limited Liability Company Act and began operations in May, 2009. The Company's principal place of business is New York, New York. The purpose of the Company is to provide investment advisory services to its clients for which it earns fees.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority owned subsidiary SGAM. All material intercompany balances and transactions have been eliminated in consolidation.

b) Revenue Recognition

Underwriting income include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting income revenue also includes fees earned from providing merger and acquisition and financial restructuring advisory services. Underwriting income revenue is recorded when the underlying transaction is completed and the income is reasonably determinable.

c) Income Taxes

The Company is a single member limited liability company. As such, the member is responsible for income taxes that result from the Company's operations. No provision for income taxes is included in the accompanying financial statements. However the Company is liable for NYC Unincorporated Business Taxes ("UBT").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

c) Income Taxes (cont'd)

SGAM is not subject to federal or state income taxes. Each member of the entity is individually liable for income taxes, if any, on their proportionate share of SGAM's net taxable income. Accordingly, no provision for Federal or State income taxes is reflected in the accompanying financial statements. However, SGAM is liable for NYC Unincorporated Business Taxes ("UBT").

The provision for New York City Unincorporated Business taxes consists of the following:

Current	$ 40,609
Deferred	(61,000)
	$ (20,391)

The Company recognizes deferred tax assets or liabilities for the future tax consequences of events that have been recognized differently in their financial statements and tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company prepares its tax returns on a cash basis. Accordingly, The Company records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods. Deferred taxes are primarily attributable to accounts receivable and accrued expenses for financial statement purposes.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2011, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

d) Cash Equivalents

The Company considers money market funds and other highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

e) Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by straight-line and accelerated methods over the estimated useful lives of the assets.

Leasehold improvements are amortized over the lesser of the term of the related lease or the estimated useful lives of the assets.

f) Organization Costs

The Company amortizes organization costs on a straight-line basis over their estimated useful lives, which average five years. Amortization expense charged to operations during 2011 was $31,879.

g) Use of Estimates

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

h) Concentration of Credit Risk

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any credit risk.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2011:

Furniture and fixtures	$ 196,382
Equipment	89,909
Leasehold improvements	270,556
	556,847
Less: accumulated depreciation and amortization	127,221
	$ 429,626

Depreciation and amortization amounted to $69,144 in 2011.

4. RELATED PARTY TRANSACTIONS

The Company received approximately $264,000 from SGAM, its majority owned subsidiary, which represented advisory fees due to the Company and SGAM's allocated share of overhead and administrative costs for the year ended December 31, 2011.

The Company received consulting fees and reimbursed expenses related to underwriting transactions from an affiliate which is owned fifty percent by the one of the members of the Company. The total received from the affiliate was approximately $876,000 for the year ended December 31, 2011.

5. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, which is the greater of $100,000 or the minimum net capital required based on aggregate indebtedness. At December 31, 2011, the Company's net capital was $318,162 which was $218,162 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .53 to 1.

6. COMMITMENTS AND CONTINGENCIES

In December 2009, the Company entered into sublease agreement for new office space. The monthly lease payment is currently $22,600 and the lease is scheduled to terminate in April 2019. The lease contains provisions for escalations based upon increases in certain costs incurred by the lessor. Rent expense totaling $176,089 is charged to the financial statements for the year ended December 31, 2011. Rental payments due under the lease are being expenses over the lease term on a straight-line basis.

The following is the aggregate future minimum lease payments due under the current lease obligations:

Year Ending December 31,	
2012	$ 271,248
2013	271,248
2014	273,732
2015	301,056
2016	301,056
2016 and thereafter	702,464
	$ 2,120,804

7. PENSION PLANS

a) Defined Benefit Plan

In 2007, the Company established the S. Goldman Advisors, LLC Pension Plan (the "Plan"), a defined benefit plan, which covers substantially all employees of the Company. As of December 31, 2010, this plan was unfrozen. Pension benefits are based primarily on years of service and levels of compensation. Participants vest in their accrued retirement benefit, as defined, as follows: 20% after two years of service and an additional 20% per year thereafter.

The following tables set forth further information about the Company's defined benefit plan as of and for the year ended December 31, 2011:

Obligations and Funded Status	
Benefit obligation	$ 1,308,002
Plan assets at fair value	1,247,169
Unfunded Status	$ (60,833)
Accumulated benefit obligation	$ (1,073,754)
Employer contribution	200,000
Benefits paid	-

Amounts recognized in the statement of financial position consist of:

Prepaid Pension Cost	$ 356,325

Amounts recognized in accumulated other comprehensive income consist of:

Balance - January 1, 2011	$ (334,040)
Unrecognized Gains	83,118
Balance - December 31, 2011	$ (417,158)

7. PENSION PLANS (cont'd)

a) Defined Benefit Plan (cont'd)

The following assumptions were used in accounting for the Plan:

Weighted-Average Assumptions Used to Determine Benefit Obligations at December 31, 2011	
Discount rate	6.0%
Rate of compensation increase	.0%
Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for the Year December 31, 2011	
Discount rate	5.81%
Expected return on Plan assets	7.00%
Rate of compensation increase	.0%

The expected rate of return on Plan assets is determined by the Plan assets' historical long-term investment performance, current asset allocation, and estimates of future long-term returns by asset class.

The percentage of the fair value of total Plan assets held as of December 31, 2011 (the measurement date) by asset category is as follows:

Equity securities	84%
Cash	16%
Total	100%

The Company's investment strategy is to invest in equity securities. Accordingly, the composition of the Company's Plan assets is broadly characterized as a 70%/30% allocation between equity and cash in light of recent market conditions.

No Plan assets are expected to be returned to the Company during 2011.

b) 401(k) Plan

In 2008, the Company formed a new qualified 401(k)/profit sharing plan retirement plan covering substantially all full-time employees who have met certain age and length of service requirements. Eligible employees may elect to contribute a percentage of their salary up to a specified maximum. The Company's voluntary contribution will vary

7. PENSION PLANS (cont'd)

b) 401(k) Plan

depending on the profitability of the Company. The Company's voluntary contributions amounted to $74,250 in 2011.

In 2010, SGAM formed a new qualified 401(k)/profit sharing plan retirement plan covering substantially all full-time employees who have met certain age and length of service requirements. Eligible employees may elect to contribute a percentage of their salary up to a specified maximum. SGAM's voluntary contribution will vary depending on the profitability. SGAM's voluntary contributions amounted to $56,000 in 2011.

8. CONSOLIDATED SUBSIDIARY

The following is a summary of certain financial information of the Company's consolidated subsidiary, SGAM:

Total assets	$ 472,026
Total members' equity	$ 354,671
Less total minority interest	186,823
Net members' equity	$ 167,848

The members' equity of the above entity is not included as capital in the consolidated computation of the Company's net capital.

9. SUBORDINATED BORROWINGS

During the year, the Company borrowed $8,500,000 in aggregate from the sole member of the Company. The subordinated loans related to underwriting transactions and were repaid in the same moth as borrowed. Interest expense paid to the member totaled approximately $67,000 for the year ended December 31, 2011. There was no outstanding loan balance at December 31, 2011.

10. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2011 that would require recognition or disclosure in the financial statements.